Mail Stop 3561

September 8, 2009

Ms. Georgette Mathers
Chief Executive Officer
Exclusive Apparel, Inc.
8860 Greenlawn Street
Riverside, CA 92508

Re: Exclusive Apparel, Inc.
Item 4.01 Form 8-K
Filed August 13, 2009
File No. 000-53675

Dear Ms. Mathers:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and
Health Care Services